Exhibit 99.3

Proxy form for annual general shareholder meeting, April 29, 2021

REGISTERED SHAREHOLDERS

The BCE Inc. annual general shareholder meeting (meeting) will be held by virtual meeting at BCE.ca/AGM2021 at 9:30 a.m. (Eastern time) on April 29, 2021.

Your vote is important

As a shareholder, you have the right to vote your shares on electing directors, appointing the auditors, an advisory vote on executive compensation, and any other items that may properly come before the meeting. You can and we recommend that you vote your shares by proxy. You can also vote your shares by attending the virtual meeting or any adjournment at BCE.ca/AGM2021. Refer to the instructions in section 2.1 of the BCE 2021 management proxy circular entitled How to vote. If you receive more than one proxy form, please complete, date, sign and return each one.

Notes to proxy

1.

Voting by proxy is the easiest way to vote. Voting by proxy means that you are giving each person named on the reverse page of this proxy form (proxyholder) the authority to vote your shares for you. If you are voting by proxy, AST Trust Company (Canada) (AST) or other agents we appoint must receive your signed proxy form or you must have voted by Internet or telephone before noon (Eastern time) on April 27, 2021. There are four ways to vote by proxy as indicated on the right.

2.

This form should be read in conjunction with the BCE 2021 management proxy circular available at www.meetingdocuments.com/astca/bce, on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

3.

Every shareholder has the right to appoint some other person or company of the shareholder’s choice, who need not be a shareholder of BCE, to act on the shareholder’s behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse and return your proxy by mail, fax or email as indicated herein. In addition, YOU MUST complete the online form available at https://lp.astfinancial.com/ControlNumber or call AST at 1-800-561-0934 (toll free in Canada and the United States) or 416-682-3861 (other countries) by noon (Eastern time) on April 27, 2021 and provide AST with the required information for your chosen proxyholder so that AST may provide the proxyholder with his own 13-digit Control Number via email. This 13-digit Control Number will allow your proxyholder to log in to and vote at the meeting. Without his own 13-digit Control Number your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.

Four ways to vote by proxy

ON THE INTERNET
Go to www.astvotemyproxy.com.
You will need your 13-digit Control Number, found below.

BY TELEPHONE

Call 1-888-489-7352 (toll free in Canada and the United States) or 1-800-1960–1968 (other countries) from a touch-tone phone and follow the instructions. You will need your 13-digit Control Number, found below.

BY FAX

Complete the other side of this proxy form, ensuring that you sign and date it, and fax both pages in one transmission to 1-866-781-3111 (toll free in Canada and the United States) or 416-368-2502 (other countries), or scan and email to proxyvote@astfinancial.com.

BY MAIL
Complete the other side of this proxy form, ensuring that you sign and date it, and return it in the envelope we have provided.

If you vote on the Internet, by telephone or fax, do not mail back this proxy.

Proxies submitted must be received by noon (Eastern time) on April 27, 2021.

CONTROL NUMBER

Please complete the other side of this proxy form before faxing or mailing. Please send both pages in one fax transmission.

Proxy solicited by and on behalf of management

This form revokes all proxy forms (with respect to the same shares) you have previously signed that relate to the meeting. It will only be accepted as a valid proxy if it remains intact and has been signed. If you have any question about completing this proxy form, please call D.F. King Canada, a division of AST Investor Services Inc. at 1-866-822-1244 for service in English or in French.

APPOINTING A PROXYHOLDER

By completing this proxy form, you are appointing as your proxyholder Gordon M. Nixon, Mirko Bibic, Robert P. Dexter or Monique F. Leroux who are directors of BCE Inc., unless you appoint someone else (in which case, insert the name of the person you wish to appoint in the box to the right). If you appoint a proxyholder other than the four directors listed above, YOU MUST return your proxy by mail, fax or email and complete the online form available at https://lp.astfinancial.com/ControlNumber or call AST at 1-800-561-0934 (toll free in Canada and the United States) or 416-682-3861 (other countries) by noon (Eastern time) on April 27, 2021, and provide AST with the required information for your appointee so that AST may provide the appointee with his own 13-digit Control Number via email. This 13-digit Control Number will allow your appointee to log in to and vote at the meeting. Without his own 13-digit Control Number your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. If you do not specify how you want your shares voted, the directors named as proxyholders intend to cast the votes represented by proxy at the meeting as recommended by the board of directors. Your proxyholder may vote your shares as he or she sees fit on any amendments to these items and on any other items that may properly come before the meeting or any adjournment.

Complete this section to provide voting instructions

Please check “For”, “Withhold” or “Against”, as applicable, for each of the following items.

Voting recommendations are indicated by highlighted text over the boxes.

1.	ELECTION OF DIRECTORS:
THE BOARD OF DIRECTORS RECOMMENDS
	VOTING FOR ALL NOMINEES.	FOR	WITHHOLD

01.	Mirko Bibic	☐	☐

02.	David F. Denison	☐	☐

03.	Robert P. Dexter	☐	☐

04.	Ian Greenberg	☐	☐

05.	Katherine Lee	☐	☐

06.	Monique F. Leroux	☐	☐

07.	Sheila A. Murray	☐	☐

08.	Gordon M. Nixon	☐	☐

09.	Louis P. Pagnutti	☐	☐

10.	Calin Rovinescu	☐	☐

11.	Karen Sheriff	☐	☐

12.	Robert C. Simmonds	☐	☐

13.	Jennifer Tory	☐	☐

14.	Cornell Wright	☐	☐

Please sign this proxy form

You must sign this proxy form to ensure that it will be accepted as valid. When you sign this proxy form, you authorize the proxyholder to act and vote your shares on your behalf at the meeting and any adjournment, and to carry out your voting instructions. If you are an individual shareholder, you or your authorized attorney must sign the proxy form. Your attorney may have to provide proof of your authorization. For shares registered in the name of two or more owners, at least one of the holders must sign to be accepted. For shares registered in the name of a corporation or other legal entity, an authorized officer or attorney must sign. This person may have to provide proof that he or she is authorized to sign.

☐ ☐	☐ ☐	2021
DAY	MONTH

SIGNATURE

If you do not include a date, we will deem it to be the date that we mailed the proxy form to you.

2.	APPOINTMENT OF AUDITORS:
THE BOARD OF DIRECTORS RECOMMENDS
	VOTING FOR THIS ITEM.	FOR	WITHHOLD

	Deloitte LLP as auditors	☐	☐

3.	ADVISORY VOTE ON EXECUTIVE
COMPENSATION: THE BOARD OF DIRECTORS
	RECOMMENDS VOTING FOR THIS ITEM.	FOR	AGAINST

	Advisory resolution as described in the management proxy circular	☐	☐

☐	I WISH TO RECEIVE A PAPER COPY OF THE ANNUAL REPORT

The annual report is available at BCE.ca so we encourage you not to mark this box in order to protect the environment and reduce  costs. If you do not mark this box, or do not return this form, the annual report will not be mailed to you.

☐	I WISH TO RECEIVE PAPER COPIES OF THE QUARTERLY REPORTS

These documents are available at BCE.ca so we encourage you not to mark this box in order to protect the environment and reduce costs. If you do not mark this box, or do not return this form, the interim financial statements and MD&A will not be mailed to you.